SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1
to
FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Lazare Kaplan International Inc.
(Exact name of registrant as specified in its charter)

Delaware	13-2728690
(State of incorporation or organization)	(IRS Employer Identification No.)

19 West 44th Street
New York, New York 10036
(Address of principal executive offices, including zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Preferred Share Purchase Rights	American Stock Exchange LLC

Securities to be Registered Pursuant to Section 12(g) of the Act:

None
(Title of Class)

AMENDMENT NO. 1 TO FORM 8-A

          On April 24, 2007 (the “Amendment Date”), after consulting with its financial advisor and counsel, and following the unanimous approval of the Board of Directors (the “Board”) of Lazare Kaplan International Inc. (the “Registrant”), the Registrant amended and restated its Rights Agreement dated July 31, 1997, as amended January 17, 2002, between the Registrant and Mellon Investor Services LLC (formerly ChaseMellon Shareholder Services, L.L.C.)( the “Rights Agent”) (the “Agreement”, as amended and restated the “Amended and Restated Agreement”), to make certain changes to the Agreement and the Preferred Share Purchase Rights provided for therein. The undersigned Registrant hereby amends the following items, exhibits or other portions of its Registration Statements on Form 8-A filed with the Securities and Exchange Commission on August 26, 1997 and April 14, 1998 for its Preferred Share Purchase Rights as follows:

Item 1. Description of Registrant’s Securities to be Registered.

          History of the Rights.

          Effective as of July 31, 1997, pursuant to the Agreement between the Registrant and the Rights Agent, the Board declared a dividend distribution of one Preferred Share Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of common stock, par value $1.00 (“Common Shares”) of the Registrant as of September 9, 1997 (the “Record Date”) to stockholders of record as of the close of business on that date, as well as for each Common Share that has since become outstanding since the Record Date and that will become outstanding until the earliest of the Distribution Date (as such term is defined in the Amended and Restated Agreement) or the earlier of the redemption, expiration or termination of the Rights.

          Effective as of April 24, 2007, the Board approved certain changes to the Agreement pursuant to the Amended and Restated Agreement. The Amended and Restated Rights Agreement included the following changes:

          •          The Rights, which are exercisable only upon the occurrence of certain trigger events, were scheduled to expire on September 9, 2007 and, as a result of the amendment and restatement, the Rights will expire on April 24, 2017 (or such later date as may be established by the Board prior to the expiration of the Rights) (the “Plan Termination Date”).

          •          As of the Amendment Date, the threshold for becoming an “Acquiring Person” was decreased from 15% to 10% with respect to beneficial ownership of the Registrant’s outstanding common stock.

          •          As of the Amendment Date, the purchase price (the “Purchase Price”) in effect for the exercise of the Rights was adjusted to $60.00 from $90.00.

          •          The redemption period for the Rights was extended from the time any person becomes an “Acquiring Person” to the close of business on the earlier of the Plan Termination Date or the 10th day following the Shares Acquisition Date (as such term is defined below). This change is intended to provide the Board additional flexibility in negotiating with any person who has become an Acquiring Person prior to the triggering of the Rights.

          •          A “fiduciary duty redemption” provision (“FDRP”) was added to the Amended and Restated Agreement. The FDRP provides that during the six months following a non-Board approved change in control of the Board, occurring within six months of announcement of an unsolicited third party acquisition or business combination proposal or of a third party’s intent or proposal otherwise to become an Acquiring Person, the new directors are entitled to redeem the rights (assuming the rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Registrant, but only (1) if they have followed certain prescribed procedures or (2) if such procedures are not followed, and if their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for purposes of the effectiveness of the redemption decision) are able to establish the entire fairness of the redemption or transaction. In addition, the Amended and Restated Agreement may not be supplemented or amended during the six-month period during which the FDRP provision remains in effect.

          •          The Amended and Restated Agreement expands the consideration that the Registrant can offer to holders of Rights to include not only 1/100ths of shares of Series A Junior Participating Stock (the “Preferred Stock”), but also other securities, cash, or a combination of both. Under the Amended and Restated Agreement, any combination of cash or securities offered to holders of Rights must take into account the difference between the fair market value of the 1/100th of a share of Preferred Stock that the holder of a Right is entitled to receive (equivalent in value to a share of the Registrant’s Common Stock) and the Purchase Price attributable to each Right.

          •          The Board may exchange shares of the Registrant’s Common Stock or substitute shares of Preferred Stock or securities equivalent to the Preferred Stock for Rights under the Amended and Restated Agreement. Previously, the Board was able only to exchange shares of the Registrant’s Common Stock for Rights.

          •          The Amended and Restated Agreement clarifies that following the Distribution Date, the Board may amend or supplement the Amended and Restated Agreement without the approval of holders of the Rights, (i) to cure any ambiguity, (ii) to correct or supplement defective or inconsistent provisions, (iii) to shorten or lengthen any time period, or (iv) to change or supplement provisions deemed necessary or desirable by the Registrant which shall not adversely affect the interests of holders of Rights (other than the Acquiring Person or an affiliate or associate thereof), provided, that, other than as provided in clauses (i) and (ii), the Amended and Restated Agreement may not be amended once the rights are non-redeemable. The Amended and Restated Agreement also states that upon delivery of a certificate from an appropriate officer of the Registrant that an amendment or supplement complies with the foregoing amendment provisions of the Amended and Restated Agreement, the Rights Agent will execute such amendment or supplement.

          •          The name of the Rights Agent under the Amended and Restated Agreement was updated to Mellon Investor Services LLC. In addition, certain provisions further limiting the Rights Agent’s liability for certain actions and omissions were added to the Amended and Restated Agreement.

          The preceding summary is not intended to be complete, and is qualified in its entirety by reference to the full text of the Amended and Restated Rights Agreement, attached hereto as Exhibit 99.1 hereto and incorporated herein by reference. The Amended and Restated Agreement was not adopted in response to any current effort to acquire the Registrant and neither the Board nor management is aware of any effort to acquire the Registrant.

          Summary of the Rights.

          The principal terms of the Amended and Restated Agreement are summarized below and the descriptions in this registration statement are subject to, and are qualified in their entirety by, the Amended and Restated Agreement attached hereto as Exhibit 99.1 to this Registration Statement.

          Initially, the Rights are attached to all outstanding Common Share certificates, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Amended and Restated Agreement, the Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of: (i) the close of business of the tenth (10th) day following (x) a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of the Threshold Amount (as defined below) or more of the outstanding shares of Common Shares other than as a result of repurchases of stock by the Registrant or certain inadvertent actions by persons acquiring stock, or (y) the date a person has entered into an agreement or arrangement with the Registrant or any Subsidiary of the Registrant providing for an Acquisition Transaction (sub-clauses (x) and (y), the “Shares Acquisition Date”); or (ii) the close of business of the tenth (10th) day (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board pursuant to the terms of the Amended and Restated Agreement described in this clause (ii) may be made at any time during the Special Period (as defined below)) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

          The “Threshold Amount” is defined in the Amended and Restated Agreement to mean (i) at any time from July 31, 1997 until the April 23, 2007, fifteen (15%) percent or more of the Common Shares of the Registrant then outstanding, or (ii) at any time during the period commencing on April 24, 2007 and ending on the Plan Termination Date, ten (10%) percent or more of the Common Shares of the Registrant then outstanding.

          An “Acquisition Transaction” is defined in the Amended and Restated Agreement as (x) a merger, consolidation or similar transaction involving the Registrant or any of its Subsidiaries as a result of which stockholders of the Registrant will no longer own a majority of the outstanding shares of Common Shares of the Registrant or a publicly traded entity which controls the Registrant or, if appropriate, the entity into which the Registrant may be merged, consolidated or otherwise combined (based solely on the Common Shares received or retained by such stockholders, in their capacity as stockholders of the Registrant, pursuant to such transaction), (y) a purchase or other acquisition of all or a substantial portion of the assets of the Registrant and its Subsidiaries, or (z) a purchase or other acquisition of securities representing the Threshold Amount or more of the Common Shares then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Amended and Restated Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

          Notwithstanding the Threshold Amount, no person will be deemed an Acquiring Person as a result of an acquisition by the Registrant of Common Shares of the Registrant which, by reducing the number of outstanding shares, increases the proportionate number of shares beneficially owned by such person so long as such person and its associates and affiliates acquires beneficial ownership of no additional shares.

          Persons holding the Threshold Amount or more of the outstanding Common Shares on July 31, 1997 are exempt from being deemed Acquiring Persons.

          For purposes of being deemed an Acquiring Person with respect to the Fifth Avenue Group, LLC, the Threshold Amount in all instances for being an Acquiring Person would be twenty-four and nine-tenths (24.9%) percent, although a person exceeding the Threshold Amount solely as a result of an acquisition by the Registrant as described in the second preceding paragraph will not be deemed to be an Acquiring Person.

          The Amended and Restated Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Amended and Restated Agreement by reference.

          Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. Pursuant to the Amended and Restated Agreement, the Registrant reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued. The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on the Plan Termination Date or the Rights are earlier redeemed or exchanged by the Registrant as described below.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

          In the event that a person (other than an Exempt Person (as such term is defined in the Amended and Restated Agreement)) becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Registrant) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following an occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended and Restated Agreement) were, beneficially owned by any Acquiring Person or their Associates or Affiliates will be null and void. However, Rights are not exercisable following an occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Registrant as set forth below.

          For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the occurrence of an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60. Assuming that the Common Stock had a per share value of $15 at such time, the holder of each valid Right would be entitled to purchase eight (8) shares (instead of four (4) shares) of Common Stock for $60.

          In the event that, at any time following the Stock Acquisition Date (other than with an Exempt Person), (i) the Registrant engages in a merger or other business combination transaction in which the Registrant is not the surviving corporation, (ii) the Registrant engages in a merger or other business combination transaction in which the Registrant is the surviving corporation and the Common Stock of the Registrant is changed or exchanged, or (iii) fifty (50%) percent or more of the Registrant’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

          At any time after a person (other than an Exempt Person) becomes an Acquiring Person and prior to the acquisition by such person or group of forty (40%) percent or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Registrant’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          The Purchase Price payable, and the number of one one-hundredths of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one (1%) percent of the Purchase Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

          At any time until the close of business on (i) the tenth (10th) day following the Shares Acquisition Date or (ii) the Plan Termination Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. The foregoing notwithstanding, for one hundred and eighty (180) days (the “Special Period”) following a change in control of the Board of Directors of the Registrant, that has not been approved by the Board of Directors, occurring within six months of announcement of an unsolicited third party acquisition or business combination proposal or of a third party’s intent or proposal otherwise to become an Acquiring Person, the new directors are entitled to redeem the rights (assuming the Rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Registrant, but only (1) if they have followed certain prescribed procedures or (2) if such procedures are not followed, and if their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for purposes of the effectiveness of the redemption decision) are able to establish the entire fairness of the redemption or transaction.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

          Any of the provisions of the Amended and Restated Agreement may be amended by the Board of Directors of the Registrant prior to the Distribution Date. After the Distribution Date, the provisions of the Amended and Restated Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct or supplement defective or inconsistent provisions, to shorten or lengthen any time period or to make changes which do not adversely affect the interests of holders of Rights (other than the

Acquiring Person or an affiliate or associate thereof) under the Amended and Restated Agreement. The foregoing notwithstanding, other than amendments to cure any ambiguity or to correct or supplement defective or inconsistent provisions, no amendment may be made at such time as the Rights are not redeemable.

          The preceding summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 2. Exhibits.

Exhibit Number	Description

99.1	Amended and Restated Rights Agreement, dated as of April 24, 2007, between Lazare Kaplan International Inc. and Mellon Investor Services LLC, Rights Agent.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

LAZARE KAPLAN INTERNATIONAL INC.

Dated: April 27, 2007	By:	/s/ WILLIAM H. MORYTO

William H. Moryto
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Amended and Restated Rights Agreement, dated as of April 24, 2007, between Lazare Kaplan International Inc. and Mellon Investor Services LLC, Rights Agent.